UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number:  001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA HOLDINGS TAKES IMPORTANT STEP FORWARD IN REORGANIZATION

•	Company Secures Approval of All Requests at its “First Day” Hearing, Supporting Ongoing Operations

•

Avianca Customer Programs Continuing and Customers Can Arrange Travel and Fly with Avianca As They Always Have; Avianca Committed to Continue Serving Customers with Safe, Reliable Air Travel as COVID-19 Travel Restrictions are Gradually Lifted

BOGOTA, Colombia, May 12, 2020 – Avianca Holdings S.A. (NYSE: AVH, BVC: PFAVH) (the “Company” or “Avianca”) today announced that all “first day” motions related to the Company’s voluntary reorganization proceedings initiated on May 10, 2020 have been approved on an interim or final basis by the U.S. Bankruptcy Court for the Southern District of New York. Collectively, the orders granted by the Court at the hearing will help ensure that Avianca continues normal business operations throughout the reorganization process.

Anko van der Werff, Chief Executive Officer of Avianca, said, “We are very pleased with the prompt approval by the Court of our “first day” motions related to employees, customers, travel agency partners and suppliers, among others. This was an important and positive step forward in our reorganization and supports Avianca continuing to operate through this process.”

“We are committed to maintaining connectivity for people, families and businesses and we look forward to gradually resuming our passenger flights as travel restrictions are lifted. Our customers, including our valued LifeMiles™ members, can be confident that they can continue to arrange travel and fly with Avianca in the same way they always have,” Mr. Van der Werff continued.

“The Chapter 11 process is a responsible way for Avianca to protect and preserve the Company as we navigate the severe impact of COVID-19 on the airline and travel industries. We are continuing our government discussions, and with their support, we are confident that we will emerge as a better, more efficient airline that continues to serve customers and provide essential air travel across Colombia and Latin America. We are grateful for the support of our business partners and recognize our continuing relationships will also be important to a successful outcome of this process,” Mr. Van der Werff added.

Among other things, the Court approved motions that will allow Avianca to protect employees and suppliers while also continuing to serve customers. Avianca received authorization to:

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Pay certain employee wages, compensation and benefit obligations owed from before the filing date, as well as to continue paying wages and honoring employee benefit programs in the normal course of business during its Chapter 11 cases;

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Maintain its network of customer programs throughout this process. Customers can continue to arrange travel and fly with Avianca in the same way they always have. Additionally, Avianca customers will continue to accrue miles when they fly with Avianca, and can continue to redeem miles earned through LifeMiles™ to purchase tickets with Avianca during this process; and,

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Honor various obligations owed to certain of its travel agency partners, vendors and suppliers from before the filing date. The Company will also continue to pay vendors and suppliers, as well as travel agency partners, in the ordinary course for goods and services provided on or after May 10, 2020.

The success of Avianca’s “first day” hearing marks the first significant milestone of the Company’s Chapter 11 case, and will allow it to both issue various critical payments and maintain operational continuity throughout its reorganization. With its requested relief granted, the Company can look forward to productively engaging with key stakeholders and other interested parties. Notably, the next Court hearing is currently scheduled for June 11, 2020, where Avianca hopes to secure approval of all interim orders on a final basis.

Ongoing Government Discussions

As previously announced, Avianca – like many other airlines around the world, including in the United States, the European Union, and Asia as well as in Latin America – is seeking financial support from the governments of the countries where it provides essential services. Avianca continues to be engaged in discussions with the government of Colombia, as well as those of its other key markets, regarding financing structures that would provide critical additional liquidity to support the Company during the Chapter 11 process and play a vital role in ensuring that the Company emerges from its court-supervised reorganization as a highly competitive and successful carrier in the Americas. In the interim, while these discussions are ongoing, the Company intends to utilize its cash on hand, combined with funds generated from its ongoing operations (such as cargo), to support the business during the court-supervised reorganization process.

Peru Operations

In parallel to its Chapter 11 filing in the U.S., as previously announced, Avianca is commencing a liquidation of its operations in Peru pursuant to local laws, which will allow Avianca to renew its focus on core markets upon emergence from its court-supervised reorganization.

Additional Resources

Additional resources for customers and other stakeholders, and other information on Avianca’s filings, can be accessed by visiting the Company’s Reorganization website at aviancawillkeeponflying.com. Court filings and other documents related to the Chapter 11 process in the U.S. are available on a separate website administered by Avianca’s claims agent, Kurtzman Carson Consultants, at www.kccllc.net/avianca. Information is also available by calling (866) 967-1780 (U.S./Canada) or +1 (310) 751-2680 (International), as well as by email at www.kccllc.net/avianca/inquiry.

About Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, Avianca Holdings had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of Avianca Holdings was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

U.S. and Europe Media Contact

Avianca:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Central America Media Contacts

Avianca:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com

Colombia and South America Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 12, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary